Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-191424

October 23, 2013

58.com Inc.

58.com Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 (calling these numbers is not toll-free outside the United States). You may also access the company’s most recent prospectus dated October 23, 2013, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on October 23, 2013, or Amendment No. 3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1525494/000104746913009848/a2217084zf-1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated October 23, 2013. All references to page numbers are to page numbers in Amendment No. 3.

(1) Add the following “Recent Developments” under the “Prospectus Summary” on page 7:

Recent Developments

The following sets forth certain unaudited consolidated statements of operations data for the three months ended September 30, 2013. We have prepared these unaudited consolidated statements of operations data on the same basis as our audited consolidated financial statements. These unaudited consolidated statements of operations data reflect all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the period presented. We cannot assure you that our results for the three months ended September 30, 2013 will be indicative of our financial results for the full year ending December 31, 2013 or for future periods.  Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

•                  our total revenues for the three months ended September 30, 2013 were US$41.6 million, consisting of membership revenues of US$24.2 million, online marketing services revenues of US$17.1 million and other services revenues of US$0.3 million, and we had approximately 353,000 paying merchant members during the same period;

•                  our gross profit for the three months ended September 30, 2013 was US$39.3 million; and

•                  our net income for the three months ended September 30, 2013 was US$8.5 million.